UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-11141

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH MANAGEMENT ASSOCIATES, INC.

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH MANAGEMENT ASSOCIATES, INC.

5811 PELICAN BAY BOULEVARD, SUITE 500

NAPLES, FLORIDA 34108-2710

Health Management Associates, Inc. Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedules

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Plan Sponsor of the

Health Management Associates, Inc.

Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Health Management Associates, Inc. Retirement Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2008 and assets (held at end of year) as of December 31, 2008 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Certified Public Accountants
Miami, Florida
June 12, 2009

Health Management Associates, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value:
Pooled separate accounts	$150,372,172	$214,725,386
Unallocated insurance contracts	157,147,139	151,317,023
Health Management Associates, Inc. Class A common stock	19,040,398	35,671,417
Participant loans	18,687,887	17,324,727

Total investments	345,247,596	419,038,553

Contributions receivable:
Participants	14,945	31,180
Employer	431,374	568,996

Total contributions receivable	446,319	600,176

Total assets	345,693,915	419,638,729

Liabilities
Excess contributions	243,542	232,564
Accrued expenses	20,956	29,267

Total liabilities	264,498	261,831

Net assets available for benefits	$345,429,417	$419,376,898

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
Additions
Investment results:
Net realized and unrealized appreciation (depreciation) in the fair value of investments:
Pooled separate accounts	$(80,069,829)	$10,063,476
Health Management Associates, Inc. Class A common stock	(31,665,129)	(67,694,000)
Interest and dividends:
Health Management Associates, Inc. Class A common stock	—	42,390,645
All other	7,172,034	6,470,470

Net investment results	(104,562,924)	(8,769,409)

Contributions:
Participants	70,603,086	68,233,061
Employer	15,501,482	14,645,332
Rollovers	2,078,206	2,928,214

Total contributions	88,182,774	85,806,607

Transfer from another qualified plan	—	10,400,753

Total additions (reductions), net	(16,380,150)	87,437,951

Deductions
Benefit payments	16,646,929	15,382,648
Rollovers	40,258,037	33,826,750
Administrative expenses	662,365	696,049

Total deductions	57,567,331	49,905,447

Net increase (decrease) in net assets available for benefits	(73,947,481)	37,532,504
Net assets available for benefits at beginning of year	419,376,898	381,844,394

Net assets available for benefits at end of year	$345,429,417	$419,376,898

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan

The following description of the Health Management Associates, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that became effective October 1, 1990 and covers eligible employees, as defined in the Plan agreement. Eligible employees may elect to participate in the Plan as of the date set forth in the Plan agreement; however, completion of a year of service is generally required before a participant is eligible for matching contributions from the Plan’s sponsor, Health Management Associates, Inc. (the “Company”). Prudential Bank & Trust, F.S.B. is the Plan’s trustee (the “Trustee”) and Prudential Retirement Insurance and Annuity Company is the Plan’s recordkeeper.

The Plan has been designed to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan includes a cash or deferred arrangement under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On December 17, 2007, the Plan received $10,400,753 from the PAL, CPMG Retirement Plan (the “CPMG Plan”), which represented the account balances of current and former employees of Central Penn Management Group (“CPMG”). The CPMG Plan is a defined contribution plan wherein CPMG, an affiliate of the Company, was a participating employer until December 17, 2007. CPMG Plan participants who were employed by CPMG on December 17, 2007 are fully vested in (i) their transferred account balances and (ii) subsequent participant and Company contributions, including investment earnings thereon. CPMG employees hired after December 17, 2007 are subject to the Plan’s standard vesting schedule.

Contributions

Subject to certain Code limitations, participants may elect to defer from 1% to 75% of their eligible compensation during each Plan year (the maximum deferral percentage was increased from 50% to 75% on December 17, 2007). Unless a participant elects otherwise, he or she will be treated as having elected to contribute 4% of his or her eligible compensation to the Plan. Additionally, subject to certain Code limitations, participants who attain the age of fifty before the end of a Plan year are eligible to make voluntary catch-up contributions.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

The Company and certain participating subsidiaries may make discretionary matching contributions. For the years ended December 31, 2008 and 2007, substantially all such matching contributions were in an amount equal to 33 1/3% of a Plan participant’s deferred compensation, but not exceeding 2% of the Plan participant’s eligible compensation. Effective January 1, 2009, the Company suspended substantially all such matching contributions to the Plan. Certain Company subsidiaries may also make discretionary profit-sharing contributions on behalf of their eligible employees. Such profit-sharing contributions totaled $397,875 and $1,484,008 during the years ended December 31, 2008 and 2007, respectively. At their discretion, the Company and its participating subsidiaries may make qualified matching or qualified nonelective contributions (or designate matching or profit-sharing contributions as qualified matching or qualified nonelective contributions, respectively); however, the Company designates the amount of any qualified matching or nonelective contributions.

Substantially all Company contributions are required to be initially invested in the Company’s Class A common stock. Thereafter, such investments are entirely participant-directed. The Company’s Class A common stock is also available as an investment option for Plan participants.

Participants may also contribute amounts representing distributions from other qualified pension plans in the form of rollover contributions.

Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan agreement. Specifically, each participant’s account is (i) credited with the participant’s and the Company’s contributions, investment income and an allocation of the net appreciation/depreciation in the fair value of investments and (ii) charged with the participant’s withdrawals and distributions, as well as a pro rata share of the Plan’s administrative expenses that are not paid by the Company. Investment income and appreciation/depreciation in the fair value of investments are allocated by individual fund based on the proportion that each participant’s account balance bears to the aggregate balance of all participants. Each participant’s proportionate share of investment earnings (losses) is then credited to, or charged against, his or her individual fund account.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. If a participant separates from service before becoming fully vested, the portion of the account attributable to Company contributions is generally not forfeited until the participant incurs a five year break in service. Accordingly, participants who are rehired by the Company or a participating subsidiary within five years of their termination date will have their nonvested Company contributions, if any, restored. Participants that received distributions of their vested balances upon severance from the Company or a participating subsidiary must comply with the provisions of the Plan agreement in order to reinstate their nonvested Company contributions.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Forfeited balances of nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan; however, forfeitures cannot be used to increase benefits for Plan participants. The Plan used forfeitures aggregating $806,914 and $1,488,268 during the years ended December 31, 2008 and 2007, respectively. Accumulated forfeitures available to offset future Company contributions or pay administrative expenses aggregated $288,240 and $232,656 at December 31, 2008 and 2007, respectively.

Participant Loans

Participants may borrow against their vested account balance a minimum of $1,000 and a maximum aggregate amount not to exceed the lesser of (i) 50% of their vested account balance or (ii) $50,000. The loan repayment period cannot exceed five years unless the loan is for the purchase of a primary residence, in which case the loan repayment period may not exceed ten years. Loans are secured by a participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates, as determined by the Plan administrator at the time the loan is approved. Principal and interest are generally paid ratably through payroll withholdings and outstanding loan balances are due and payable upon a Plan participant’s termination of employment. A discussion of special loan repayment provisions available to certain terminated Plan participants is set forth below under the heading “Vesting.”

Withdrawals and Payments of Benefits

Upon retirement, disability, death or termination of employment, the vested amount of a participant’s account is distributable to the participant or a designated beneficiary in Company Class A common stock and/or cash. Participants are only entitled to withdrawals from their accounts prior to separation from service if they attain age 59 1 /2 or qualify for a hardship withdrawal.

Vesting

Participants are immediately vested in their voluntary contributions, qualified matching contributions and qualified nonelective contributions, plus earnings thereon. A participant becomes fully vested in Company matching contributions, if any, plus earnings thereon, upon the occurrence of one of the following events:

•	The participant dies or attains his/her Normal Retirement Date, as such term is defined in the Plan agreement, while still an employee of the Company or one of its participating subsidiaries;

•	The participant becomes Disabled, as such term is defined in the Plan agreement, while still an employee of the Company or one of its participating subsidiaries; or

•	The Company terminates the Plan in accordance with its terms.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Absent one of the above circumstances, the Plan utilizes a graded vesting schedule whereby participants who are credited with an Hour of Service, as such term is defined in the Plan agreement, vest 20% per annum upon the completion of two years of vesting service. A participant becomes 100% vested upon the completion of six years of vesting service. A Plan year during which an employee works at least 1,000 hours is considered to be a year of vesting service.

Effective July 15, 2008, the Plan was amended to provide accelerated vesting and special loan repayment provisions to participants whose employment is terminated as a result of the Company’s sale of the assets of a location or the Company’s closure of a location. In that regard, Plan participants who are covered by such amendment will become (i) fully vested on the date the underlying transaction or event is completed and (ii) eligible for post-employment repayment of outstanding loans according to such loans’ original terms. During the year ended December 31, 2008, this Plan amendment did not have a material impact on the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting.

Investment Valuation

There were no changes in the Plan’s valuation methodologies for its investments during the years ended December 31, 2008 and 2007. The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of differing methodologies or assumptions to determine the fair value of the Plan’s investments could result in a different fair value measurement at the reporting date.

Equity Securities

Investments in equity securities are stated at their estimated fair values based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

Pooled Separate Accounts

The estimated fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values, as determined by the recordkeeper, on the last business day of the Plan year. Pooled separate accounts are accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Trustee for investment purposes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Participant Loans

Participant loans reflect the outstanding principal balances due from Plan participants and such amounts approximate fair value.

Unallocated Insurance Contracts

As described in the Financial Accounting Standards Board’s Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at their fair value. However, contract value is the relevant measurement factor for the Plan’s fully benefit-responsive investment contracts because contact value is generally the amount that participants receive when they initiate permitted transactions. During the periods presented herein, the contract values of the Plan’s unallocated insurance contracts reasonably approximated their corresponding fair values, which were estimated by the Plan’s management after considering, among other things, the current yields of similar investments in the marketplace with comparable durations and the overall creditworthiness of the Trustee. Accordingly, the Plan’s unallocated insurance contracts are recorded at their contract values, which represent contributions and reinvested interest income, less withdrawals and expenses, plus or minus net participant-directed transfer activity with the Plan’s other investment funds.

The unallocated insurance contracts in the Plan’s financial statements represent contracts between the Trustee and the Plan that provide for a guaranteed investment return over a specified time period. Other than certain limited circumstances, which the Plan administrator considers unlikely to occur, these contracts have fully benefit-responsive features. However, in the event of such an unlikely circumstance, the Trustee has the right to defer transfers or distributions. For example, in the event of a withdrawal request coinciding with a pool closing, the contract value would be paid in installments, which may result in an aggregate distribution of an amount other than the contract value. At December 31, 2008 and 2007, no unallocated insurance contract reserves were recorded or deemed necessary for the inherent credit risk of contract issuers or other related matters.

The Plan’s unallocated insurance contracts credited interest to Plan participant accounts at a weighted average annual rate of 3.80% and 3.85% during the years ended December 31, 2008 and 2007, respectively. Interest is credited to participant accounts using the single portfolio rate approach whereby a discrete contractual interest rate is applied to all contributions during the period, regardless of the timing of the receipt of the contributions during such period.

When establishing unallocated insurance contract gross and net interest crediting rates, the Trustee considers many factors, including, among other things, current economic and market conditions, the general interest rate environment and the expected and actual experience of a reference portfolio. However, the Trustee does not use a detailed formula to establish such

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

crediting interest rates, which are reset semi-annually and cannot be less than 1.50%. Subsequent to December 31, 2008, the net crediting interest rate on the Plan’s unallocated insurance contracts was set at 3.50% for the six months ending June 30, 2009.

At December 31, 2008 and 2007, the average net yield earned by the Plan’s unallocated insurance contracts was 3.75% and 3.85%, respectively.

Contributions

Participant contributions are recognized when payroll withholdings are processed. Company matching contributions accrue to the Plan at such payroll withholding dates. Contributions are remitted to the Trustee as soon as administratively practicable.

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date that the Company files its federal income tax return for the corresponding fiscal year.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Gains and losses on dispositions of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. The Plan’s concentrations of credit and market risk are dictated by individual Plan participant investment preferences. Due to the risks associated with investments and uncertainties related to changes in the values of such investments, it is at least reasonably possible that changes in the marketplace in the near term could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

Administrative Expenses

Certain of the Plan’s administrative expenses are paid directly by the Company and, accordingly, such expenses are not reflected in the Plan’s financial statements.

Benefit Payments

Benefit payments are recognized when paid.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3.	Fair Value Measurements

During September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which, among other things, established a framework for measuring fair value and required supplemental disclosures about fair value measurements. The changes resulting from the application of this new accounting pronouncement primarily relate to the definition of fair value and the methods used to measure fair value. On January 1, 2008, the Plan adopted the provisions of SFAS No. 157; however, there was no material impact on either the Plan’s net assets available for benefits or its changes in net assets available for benefits.

SFAS No. 157 defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 describes the following three levels of inputs that may be used:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:	Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below summarizes the estimated fair values of the Plan’s investments as of December 31, 2008.

	Level 1	Level 2	Level 3
Company Class A common stock	$19,040,398	$—	$—
Pooled separate accounts	—	150,372,172	—
Unallocated insurance contract	—	—	157,147,139
Participant loans	—	—	18,687,887

Totals	$19,040,398	$150,372,172	$175,835,026

The table below summarizes the changes in the estimated fair values of the Plan’s Level 3 investments during the year ended December 31, 2008.

	Unallocated Insurance Contracts	Participant Loans
Balance at beginning of year	$151,317,023	$17,324,727
Issuances, repayments and settlements, net	5,830,116	1,363,160

Balance at end of year	$157,147,139	$18,687,887

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4.	Investments

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are summarized below.

	December 31,
	2008	2007
Prudential Retirement Insurance and Annuity Company:
Guaranteed Income Fund (unallocated insurance contracts)	$157,147,139	$151,317,023
Large Cap Value/LSV Asset Management Fund	26,984,616	40,161,155
International Blend/Munder Capital Fund (1)	—	21,202,380
Health Management Associates, Inc. Class A common stock	19,040,398	35,671,417

(1)	At December 31, 2008, the estimated fair value of this fund was $14,415,022, which was less than 5% of the Plan’s net assets available for benefits on such date.

During 2007, the Company declared and paid a special Class A common stock cash dividend of $10.00 per share, which resulted in the Plan’s receipt of $42,390,645 in March 2007. The special cash dividend caused the per share market value of the Company’s Class A common stock to decline by an amount that approximated the dividend. The special cash dividend received by the Plan was initially deposited in the Prudential Retirement Insurance and Annuity Company-Guaranteed Income Fund but was subject to participant direction thereafter. In light of the special cash dividend and other related initiatives, the Company indefinitely suspended all future dividend payments.

5.	Excess Contributions

Subsequent to December 31, 2008, certain 2008 participant contributions were deemed to be excess contributions under the Code. Such contributions and the related earnings (losses) thereon were refunded to Plan participants in 2009. A liability for excess contributions of $243,542 was recorded in the Plan’s financial statements at December 31, 2008. The corresponding excess contribution liability at December 31, 2007 was $232,564.

6.	Income Taxes

The Plan received a determination letter from the Internal Revenue Service, dated March 8, 2005, stating that the Plan is qualified, in form, under Section 401(a) of the Code. Accordingly, the related trust is exempt from taxation and no provision for income taxes has been provided in the Plan’s financial statements. The Plan is required to operate in conformity with the Code and the Plan agreement to maintain its tax qualified status. If deemed necessary, the Plan administrator will take any remedial action necessary to cause the Plan’s operations to be compliant with the Code and the Plan agreement. Plan amendments subsequent to the application for tax-exempt status have been structured to, and are intended to, maintain the Plan’s tax qualified status.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

7.	Party-in-Interest Transactions

Certain Plan investments are shares of pooled separate accounts and trust funds managed by the Trustee. The Plan also holds shares of the Company’s Class A common stock. Additionally, the Company paid an immaterial amount of the Plan’s administrative expenses during the years ended December 31, 2008 and 2007, which are not reflected in the Plan’s financial statements. All the transactions discussed in this paragraph qualify as party-in-interest transactions.

8.	Class Action Lawsuits

On or about August 20, 2007, the Company and certain of its executive officers and directors were named as defendants in an action entitled Ingram v. Health Management Associates, Inc. et al. (No. 2:07-CV-00529), which was filed in the U.S. District Court for the Middle District of Florida, Fort Myers Division (the “Florida District Court”). This action purports to be brought as a class action on behalf of all participants in or beneficiaries of the Plan during the period January 17, 2007 through August 20, 2007 and whose participant accounts included shares of the Company’s Class A common stock. The plaintiff alleges, among other things, that the defendants: (i) breached their fiduciary responsibilities to Plan participants and their beneficiaries under ERISA and neglected to adequately supervise the management and administration of the Plan; (ii) failed to communicate complete, full and accurate information regarding the Plan’s investments in the Company’s Class A common stock; and (iii) had conflicts of interest.

Three similar purported ERISA class action complaints were subsequently filed in the Florida District Court. The plaintiff in the first complaint (Freeman v. Health Management Associates, Inc. et al. (No. 2:07-CV-00673)) brought an action against the Company, its directors, unidentified members of the Plan’s Retirement Committee and unidentified officers who were responsible for selecting the Plan’s investment funds and monitoring their performance. The plaintiffs in the second and third complaints each brought their actions against the Company, the Plan’s Retirement Committee and unidentified members of the Plan’s Retirement Committee who were employees and senior executives at the Company. These latter two actions are entitled O’Connor v. Health Management Associates, Inc. et al. (No. 2:07-CV-00683) and DeCosmo v. Health Management Associates, Inc. et al. (No. 2:07-CV-00741).

On May 14, 2008, the Florida District Court granted the plaintiffs’ motion to consolidate the four abovementioned ERISA actions into the action entitled Ingram v. Health Management Associates, Inc. et al. (No. 2:07-CV-00529). On May 20, 2009, a U.S. Magistrate Judge issued a report and recommendation as to an interim lead counsel committee for the plaintiffs for consideration by the Florida District Court. The Company’s management informed the Plan’s management that it expects the Florida District Court to adopt the report and recommendation. Following adoption of the U.S. Magistrate Judge’s report and recommendation, the plaintiffs will have forty-five days to file an amended consolidated complaint. The defendants will then have forty-five days to answer or otherwise move with respect to the plaintiffs’ consolidated complaint.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

8.	Class Action Lawsuits (continued)

Plaintiffs in the foregoing class actions seek awards of unspecified monetary damages, attorneys’ fees and costs. However, counsel for certain plaintiffs sent letters to the Plan’s Retirement Committee claiming that their preliminary calculations indicate the Plan suffered losses of at least $60 million. There can be no assurances that the Plan will recover any amounts from the ERISA class actions because, among other things, the defendants are vigorously contesting all such allegations and claims.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan, subject to the provisions of ERISA. In the event of a Plan termination, participants will become fully vested in their Company contributions, including investment earnings thereon, and the balance in each participant’s account shall be held under the Plan and continue to accrue investment earnings until distributed in the form of benefit payments.

Supplemental Schedules

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

EIN #61-0963645 Plan #001

Year Ended December 31, 2008

Participant Contributions Transferred Late to the Health Management Associates, Inc. Retirement Savings Plan	Total that Constitutes Nonexempt Prohibited Transactions
$ 40,041	$ 40,041

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN #61-0963645 Plan #001

December 31, 2008

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value
*	Health Management Associates, Inc.	Class A common stock, $0.01 par value (10,636,722.8 shares)		$19,040,398
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund (unallocated insurance contract)		157,147,139	***
*	Prudential Retirement Insurance and Annuity Company	Balanced/Turner Investment Partners, PIM Fund		8,947,627
*	Prudential Retirement Insurance and Annuity Company	Core Bond Enhanced Index/PIM Fund		17,242,576
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund		10,393,365
*	Prudential Retirement Insurance and Annuity Company	International Blend/Munder Capital Fund		14,415,022
*	Prudential Retirement Insurance and Annuity Company	Lifetime Income and Equity Fund		1,429,185
*	Prudential Retirement Insurance and Annuity Company	Lifetime Growth Fund		4,895,875
*	Prudential Retirement Insurance and Annuity Company	Lifetime Conservative Growth Fund		6,184,344
*	Prudential Retirement Insurance and Annuity Company	Lifetime Balanced Fund		8,992,375
*	Prudential Retirement Insurance and Annuity Company	Lifetime Aggressive Fund		4,958,699
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund		14,672,486
*	Prudential Retirement Insurance and Annuity Company	Large Cap Value/LSV Asset Management Fund		26,984,616
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund		5,595,791
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value Fund (sub-advised by Wellington Management)		7,013,320
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund		11,092,527
*	Prudential Retirement Insurance and Annuity Company	Small Cap Value/Munder Capital Fund		7,554,364
*	Participants	Loans with interest rates ranging from 4.25% to 10.50% and various maturity dates		18,687,887

				$345,247,596

*	Investment is with a party-in-interest to the Health Management Associates, Inc. Retirement Savings Plan.
**	Pursuant to Internal Revenue Service Form 5500 disclosure requirements, cost information has been omitted for participant-directed investments and participant loans.
***	Represents contract value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator of the Health Management Associates, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Health Management Associates, Inc.
Retirement Savings Plan

	By:	Health Management Associates, Inc., as Administrator

Date: June 17, 2009	By:	/s/ Robert E. Farnham
Robert E. Farnham
Senior Vice President and Chief Financial Officer